                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.3)*

                        AIRNET COMMUNICATIONS CORPORATION
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   00941P 10 6
                                 (CUSIP NUMBER)

                   Buchanan Ingersoll Professional Corporation
                          Attn: David A. Grubman, Esq.
                                One Oxford Centre
                           301 Grant Street 20th Floor
                              Pittsburgh, PA 15219
                                 (412) 562-8800
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 April 23, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00941P 10 6                                         Page 2 of 16 Pages



1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mellon Ventures, L.P.  (I.R.S. No. 25-1779945)
--------------------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                     (a) [ ]

                                                                                     (b) [X]

--------------------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------------------

4. SOURCE OF FUNDS*

         N/A

--------------------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        [ ]

--------------------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------------------

                                 7.  SOLE VOTING POWER                         8,514,892 (1)
NUMBER OF                        -----------------------------------------------------------
SHARES
BENEFICIALLY                     8.  SHARED VOTING POWER                                   0
OWNED BY                         -----------------------------------------------------------
EACH
REPORTING                        9.  SOLE DISPOSITIVE POWER                    8,514,892 (1)
PERSON                           -----------------------------------------------------------
WITH                             10. SHARED DISPOSITIVE POWER                              0
--------------------------------------------------------------------------------------------
                                 11. AGGREGATE AMOUNT BENEFICIALLY OWNED
                                 BY EACH REPORTING PERSON                      8,514,892 (1)
--------------------------------------------------------------------------------------------

CUSIP No. 00941P 10 6                                         Page 3 of 16 Pages



12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

         EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.98%(2)
--------------------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON*
        PN

CUSIP No. 00941P 10 6                                         Page 4 of 16 Pages



1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MVMA, L.P.  (I.R.S. No. 25-1779946)
--------------------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                     (a) [ ]

                                                                                     (b) [X]
--------------------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------------------

4. SOURCE OF FUNDS*

         N/A

--------------------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        [ ]

--------------------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------------------

                                 7. SOLE VOTING POWER                          8,514,892 (1)
NUMBER OF                        -----------------------------------------------------------
SHARES
BENEFICIALLY                     8. SHARED VOTING POWER                                    0
OWNED BY                         -----------------------------------------------------------
EACH
REPORTING                        9. SOLE DISPOSITIVE POWER                     8,514,892 (1)
PERSON                           -----------------------------------------------------------
WITH                             10.SHARED DISPOSITIVE POWER                               0
--------------------------------------------------------------------------------------------
                                 11.AGGREGATE AMOUNT BENEFICIALLY OWNED
                                 BY EACH REPORTING PERSON                      8,514,892 (1)
--------------------------------------------------------------------------------------------

CUSIP No. 00941P 10 6                                         Page 5 of 16 Pages


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

         EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.98%(2)

14. TYPE OF REPORTING PERSON*

         PN

CUSIP No. 00941P 10 6                                     Page 6 of 16 Pages


1.      NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MVMA, Inc.  (I.R.S. No. 25-1779947)

---------------------------------------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                      (a) [ ]

                                                                                                      (b) [X]
---------------------------------------------------------------------------------------------------------------

3.      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------

4.      SOURCE OF FUNDS*

        N/A

---------------------------------------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

    [ ]

---------------------------------------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

---------------------------------------------------------------------------------------------------------------

                            7.      SOLE VOTING POWER                              8,514,892 (1)

NUMBER OF                   -----------------------------------------------------------------------------------
SHARES
BENEFICIALLY                8.      SHARED VOTING POWER                                        0
OWNED BY
EACH                        -----------------------------------------------------------------------------------
REPORTING
PERSON                      9.      SOLE DISPOSITIVE POWER                         8,514,892 (1)
WITH
                            -----------------------------------------------------------------------------------

                            10.     SHARED DISPOSITIVE POWER                                   0

                            -----------------------------------------------------------------------------------

                            11.     AGGREGATE AMOUNT BENEFICIALLY OWNED
                            BY EACH REPORTING PERSON                               8,514,892 (1)

---------------------------------------------------------------------------------------------------------------

CUSIP No. 00941P 10 6                                     Page 7 of 16 Pages


12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

        EXCLUDES CERTAIN SHARES*

---------------------------------------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.98%(2)

---------------------------------------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON*

        CO

CUSIP No. 00941P 10 6                                     Page 8 of 16 Pages

1.      NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mellon Financial Corporation  (I.R.S. No. 25-1233834)

---------------------------------------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                                                                      (a) [ ]

                                                                                                      (b) [X]

---------------------------------------------------------------------------------------------------------------

3.      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------

4.      SOURCE OF FUNDS*

        N/A

---------------------------------------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        [ ]

---------------------------------------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania

---------------------------------------------------------------------------------------------------------------

                            7.      SOLE VOTING POWER                              8,514,892 (1)

NUMBER OF                   -----------------------------------------------------------------------------------
SHARES
BENEFICIALLY                8.      SHARED VOTING POWER                                        0
OWNED BY
EACH                        -----------------------------------------------------------------------------------
REPORTING
PERSON                      9.      SOLE DISPOSITIVE POWER                         8,514,892 (1)
WITH
                            -----------------------------------------------------------------------------------

                            10.     SHARED DISPOSITIVE POWER                                   0

                            -----------------------------------------------------------------------------------

                            11.     AGGREGATE AMOUNT BENEFICIALLY OWNED
                            BY EACH REPORTING PERSON                               8,514,892 (1)

---------------------------------------------------------------------------------------------------------------

CUSIP No. 00941P 10 6                                     Page 9 of 16 Pages


12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

        EXCLUDES CERTAIN SHARES*

---------------------------------------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.98%(2)

---------------------------------------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON*

        HC

CUSIP No. 00941P 10 6                                    Page 10 of 16 Pages


1.      NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mellon Bank, N.A.  (I.R.S. No. 25-0659306)

---------------------------------------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                      (a) [ ]

                                                                                                      (b) [X]
---------------------------------------------------------------------------------------------------------------

3.      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------

4.      SOURCE OF FUNDS*

        N/A

---------------------------------------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

    [ ]

---------------------------------------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

---------------------------------------------------------------------------------------------------------------

                            7.      SOLE VOTING POWER                              8,514,892 (1)

NUMBER OF                   -----------------------------------------------------------------------------------
SHARES
BENEFICIALLY                8.      SHARED VOTING POWER                                        0
OWNED BY
EACH                        -----------------------------------------------------------------------------------
REPORTING
PERSON                      9.      SOLE DISPOSITIVE POWER                         8,514,892 (1)
WITH
                            -----------------------------------------------------------------------------------

                            10.     SHARED DISPOSITIVE POWER                                   0

                            -----------------------------------------------------------------------------------

                            11.     AGGREGATE AMOUNT BENEFICIALLY OWNED
                            BY EACH REPORTING PERSON                               8,514,892 (1)

---------------------------------------------------------------------------------------------------------------

CUSIP No. 00941P 10 6                                        Page 11 of 16 Pages



12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

        EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.98%(2)

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON*

        BK

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

        (1) This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to a Schedule 13D, as amended, filed by Mellon Ventures, L.P. ("Mellon Ventures"), Mellon Financial Corporation and Mellon Bank, N.A. with the Securities and Exchange Commission (the "SEC") on May 16, 2001 and as amended on September 4, 2003 and April 7, 2004 (the "Schedule 13D"). Information in the Schedule 13D remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 3. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Schedule 13D.

        The shares of Common Stock reported herein as beneficially owned may exclude securities of AirNet Communications Corporation (the "Issuer") with respect to which voting and/or dispositive power is exercised by subsidiaries of Mellon Financial Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein.

        (2) Pursuant to Rule 13d-1(j), the percentage of the class represented by the Common Stock beneficially owned by the reporting persons includes the amount set forth on the Annual Report of the Issuer on Form 10-K filed on March 10, 2004, but also includes 6,060,609 shares of Common Stock issued by the Issuer pursuant to the transactions reported in its Current Report on Form 8-K filed on April 22, 2004 and 9,553,442 shares of Common Stock issued upon conversion of a convertible note.

CUSIP No. 00941P 10 6                                        Page 12 of 16 Pages


                                  SCHEDULE 13D

                ITEM 1  SECURITY AND ISSUER

        This Amendment No. 3 relates to the Common Stock of the Issuer.

        The principal executive offices of the Issuer are located at 3950 Dow Road, Melbourne, Florida 32934, as reported in its most recent Current Report on Form 8-K dated as of May 13, 2004.

ITEM 2  IDENTITY AND BACKGROUND

        This Amendment No. 3 is filed on behalf of the Mellon Ventures and the following entities:

        Mellon Ventures is a Delaware limited partnership and has its principal business address at 4005 Kennett Pike, Greenville, Delaware 19807. Mellon Ventures is a small business investment company organized under the Small Business Investment Act of 1958, as amended, whose principal business is to invest in equity or equity-related securities of companies.

        MVMA, L.P., a Delaware limited partnership, has its principal business address at 4005 Kennett Pike, Greenville, Delaware 19807, is the general partner of Mellon Ventures and holds a 1% equity interest in Mellon Ventures. Its principal business is to act as general partner of Mellon Ventures.

        MVMA, Inc., a Delaware corporation, which has its principal business address at 4005 Kennett Pike, Greenville, Delaware 19807, is the general partner of MVMA, L.P. and holds a 1% equity interest in MVMA, L.P. Its principal business is to act as general partner of MVMA, L.P. The name, business address, present principal occupation and citizenship of each executive officer and director of MVMA, Inc. and the sole stockholder of MVMA, Inc. are set forth on Annex A hereto.

        Mellon Bank, N.A., a national banking association, which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the majority limited partner of Mellon Ventures. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Bank, N.A. are set forth on Annex B hereto.

        Mellon Financial Corporation, a Pennsylvania corporation ("Mellon Financial"), which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the sole stockholder of Mellon Bank, N.A. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Financial Corporation are set forth on Annex B hereto.

        During the last five years, none of Mellon Ventures, together with MVMA, L.P., MVMA, Inc., Mellon Bank, N.A., Mellon Financial Corporation (collectively, the "Mellon Affiliates")

CUSIP No. 00941P 10 6                                        Page 13 of 16 Pages



and the persons set forth on Annexes A and B hereto have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, none of the Mellon Affiliates and the persons set forth on Annexes A and B hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Not applicable. The Schedule 13D is being amended by this Amendment 3 to reflect the beneficial ownership of the Mellon Affiliates as of May 18, 2004 following the disposition of shares of Common Stock in an amount greater than one percent of the outstanding shares of Common Stock of the Issuer calculated on the basis of the outstanding shares of Common Stock reported by the Issuer on its Annual Report on Form 10-K, filed with the SEC as of March 10, 2004 plus issuances of Common Stock reported on the Issuer's current reports on Form 8-K dated April 23, 2004, and April 26, 2004 (the "Issuer Current Reports"). The reporting persons have made no acquisitions of the Issuer's Common Stock since those reported in an amendment to the Schedule 13D filed on September 4, 2003.

                ITEM 4  PURPOSE OF THE TRANSACTION

        The respective purpose of Mellon Ventures in disposing of shares of Common Stock is to maximize the return on Mellon Ventures' previous investments in the Issuer in light of current market and business conditions, liquidity requirements of Mellon Ventures and other factors that the Mellon Affiliates may deem material to their investment decision.

        The Mellon Affiliates intend to review their respective investment positions from time to time. Depending upon such ongoing review, as well as market and business conditions, liquidity requirements of Mellon Ventures and other factors that the Mellon Affiliates may deem material to their investment decision, they may choose to purchase additional securities of the Issuer or to sell all or a portion of their shares of Common Stock in open market or privately negotiated transactions.

        Except as described herein, the Mellon Affiliates have no present plans or proposals that relate to or would result in any of the actions described in
Item 4(a) through (j) of Schedule 13D.

        ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

        (a) The Mellon Affiliates are the beneficial owners of 8,514,892 shares of Common Stock on a fully diluted basis. These 8,514,892 shares constitute approximately 12.98% of the issued and outstanding shares of Common Stock.

        (b) The Mellon Affiliates have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 8,514,892 shares of Common Stock.

CUSIP No. 00941P 10 6                                        Page 14 of 16 Pages



        (c) Mellon Ventures has effected the transactions in the Common Stock of the Issuer that are set forth in the attached Annex C hereto.

        (d) No persons, other than the Mellon Affiliates have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned thereby.

        (e) Not applicable.

        The foregoing may exclude securities of the Issuer with respect to which voting and/or dispositive power is exercised by subsidiaries of Mellon Financial Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein.

                ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


        The Issuer has entered into the transactions disclosed in the Issuer Current Reports, which include the execution of a Consent, Waiver and Lockup Agreement, dated April 21, 2004, among the Issuer, Mellon Ventures and other holders of securities of the Issuer (incorporated by reference to Exhibit 99.1) (the "Agreement") pursuant to which the Issuer acknowledged and confirmed that the shares of Common Stock of the Issuer referenced herein constitute "Registrable Securities" under a Second Amended and Restated Registration Rights Agreement Among Series E, Series F and Series G Preferred Stockholders and Senior Registration Rights Agreement, dated September 7, 1999 and as thereafter amended by a First Amendment to Second Amended and Restated Registration Rights Agreement Among Series E, Series F and Series G Preferred Stockholders and Senior Registration Rights Agreement, dated September 20, 1999, respectively incorporated herein as Exhibits 99.2 and 99.3 (collectively, the "Registration Rights Agreement"). The Agreement, among other matters, contemplates certain waivers of rights, for a period stated in the Agreement, under the Registration Rights Agreement, which in turn provides to Mellon Ventures, among other persons, demand, piggyback and S-3 registration rights.

        Mellon Financial, a reporting person, and its wholly owned subsidiary Mellon Ventures, Inc., a Delaware corporation, are parties to numerous staff carry award agreements with certain current and former employees of Mellon Ventures, Inc., pursuant to the Mellon Ventures Staff Carry Award Program. Those current and former employees may receive cash payments from Mellon Ventures reflecting a pro rata percentage of certain levels of gains in the liquidation value of certain securities of the Issuer held by Mellon Ventures. Such cash payments are paid only when Mellon Ventures' individual securities that make up its investment have liquidation values that exceed certain required expenses and other costs paid by Mellon Ventures.

CUSIP No. 00941P 10 6                                        Page 15 of 16 Pages


               ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

        The following materials are filed as exhibits:

        Exhibit 99.1:     Consent, Waiver and Lockup Agreement, dated
                          April 21, 2004 (Incorporated herein by reference to
                          Exhibit 10.2 to the Current Report on Form 8-K of AirNet Communications Corporation, filed April 23,
                          2004)

        Exhibit 99.2 Second Amended and Restated Registration Rights Agreement Among Series E, Series F and Series G Preferred Stockholders and Senior Registration Rights Agreement dated as of September 7, 1999 (Incorporated herein by reference to Exhibit 4.4 to the Registration Statement on Form S-1 of AirNet Communications Corporation, filed on September 24, 1999).

        Exhibit 99.3 First Amendment to Second Amended and Restated Registration Rights Agreement Among Series E, Series F and Series G Preferred Stockholders and Senior Registration Rights Agreement dated as of September 20, 1999 (Incorporated herein by reference to Exhibit
                          4.5 to Amendment No. 1 to the Registration Statement on Form S-1 of AirNet Communications Corporation, filed on October 29, 1999).

        Exhibit 99.4: Joint Filing Agreement, dated May 18, 2004 (Filed herewith).

CUSIP No. 00941P 10 6                                        Page 16 of 16 Pages


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: May 18, 2004
                              MELLON VENTURES, L.P.
                              By:  MVMA, L.P., its General Partner
                              By:  MVMA, INC. its General Partner

                              By: /s/ Ronald J. Coombs
                                  ----------------------------------------------
                                   Ronald J. Coombs
                                   Chief Financial Officer

                              MVMA, L.P.
                              By:  MVMA, INC. its General Partner

                              By: /s/ Ronald J. Coombs
                                  ----------------------------------------------
                                   Ronald J. Coombs
                                   Chief Financial Officer

                              MVMA, INC.

                              By: /s/ Ronald J. Coombs
                                  ----------------------------------------------
                                   Ronald J. Coombs
                                   Chief Financial Officer

                              MELLON FINANCIAL CORPORATION

                              By: /s/ Carl Krasik
                                  ----------------------------------------------
                                   Carl Krasik
                                   Secretary

                              MELLON BANK, N.A.

                              By: /s/ Carl Krasik
                                  ----------------------------------------------
                                   Carl Krasik
                                   Assistant Secretary

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                            PRINCIPAL OCCUPATION AND BUSINESS ADDRESS                     DIRECTOR SINCE
--------                            -----------------------------------------                     --------------

Ruth E. Bruch                       Senior Vice President and                                            2003
                                    Chief Information Officer
                                    Lucent Technologies, Inc.
                                    c/o Mellon Financial Corporation
                                    Room 4826
                                    Pittsburgh, PA  15258

Jared L. Cohon                      President                                                            1998
                                    Carnegie Mellon University
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

Steven G. Elliott                   Senior Vice Chairman                                                 2001
                                    Mellon Financial Corporation and
                                    Mellon Bank, N.A.
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

Ira J. Gumberg                      President and Chief Executive Officer                                1989

                                    J.J. Gumberg Co.
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

Edward J. McAniff                   Of Counsel                                                           1994
                                    O'Melveny & Myers
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

                                    ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                         PRINCIPAL OCCUPATION AND BUSINESS ADDRESS                        DIRECTOR SINCE
--------                            -----------------------------------------                     --------------

Martin G. McGuinn                Chairman and Chief Executive Officer                                    1998
                                 Mellon Financial Corporation
                                 Chairman, President and Chief Executive Officer
                                 Mellon Bank, N.A.
                                 One Mellon Center
                                 Room 4826
                                 Pittsburgh, PA  15258

Robert Mehrabian                 Chairman, President and Chief Executive Officer                         1994
                                 Teledyne Technologies Incorporated
                                 c/o Mellon Financial Corporation
                                 One Mellon Center
                                 Room 4826
                                 Pittsburgh, PA  15258

Seward Prosser Mellon            President and Chief Executive Officer                                   1972
                                 Richard K. Mellon and Sons
                                 Richard King Mellon Foundation
                                 c/o Mellon Financial Corporation
                                 One Mellon Center
                                 Room 4826
                                 Pittsburgh, PA 15258

Mark A. Nordenberg               Chancellor                                                              1998
                                 University of Pittsburgh
                                 c/o Mellon Financial Corporation
                                 One Mellon Center
                                 Room 4826
                                 Pittsburgh, PA  15258

James F. Orr III                 Chairman                                                                2003
                                 The Rockefeller Foundation
                                 C/o Mellon Financial Corporation
                                 One Mellon Center
                                 Room 4826
                                 Pittsburgh, PA  15258

                                    ANNEX B
                                    -------
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                            PRINCIPAL OCCUPATION AND BUSINESS ADDRESS                     DIRECTOR SINCE
--------                            -----------------------------------------                     --------------
David S. Shapira                    Chairman and Chief Executive Officer                                 1986
                                    Giant Eagle, Inc.
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

William E. Strickland, Jr.          President and Chief Executive Officer                                2001
                                    Manchester Bidwell Corporation
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA  15258

John P. Surma                       President and Chief Operating Officer                                2004
                                    United States Steel Corporation
                                    c/o Mellon Financial Corporation
                                    Room 4826
                                    Pittsburgh, PA 15258

Wesley W. von Schack                Chairman, President and Chief Executive Officer                      1989
                                    Energy East Corporation
                                    c/o Mellon Financial Corporation
                                    4826 One Mellon Center
                                    Pittsburgh, PA  15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

EXECUTIVE OFFICERS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

NAME                             PRINCIPAL OCCUPATION                       BUSINESS ADDRESS
----                             --------------------                       ----------------

Martin G. McGuinn                Chairman and Chief Executive               One Mellon Center
                                 Officer                                    Room 4826
                                 Mellon Financial Corporation               Pittsburgh, PA 15258
                                 Chairman, President and Chief
                                 Executive Officer
                                 Mellon Bank, N.A.

Steven G. Elliott                Senior Vice Chairman                       One Mellon Center
                                 Mellon Financial Corporation and           Room 4826
                                 Mellon Bank, N.A.                          Pittsburgh, PA  15258

James D. Aramanda                Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation and           Room 4826
                                 Mellon Bank, N.A.                          Pittsburgh, PA  15258

Stephen E. Canter                Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation and           Room 4826
                                 Mellon Bank, N.A.                          Pittsburgh, PA  15258

David F. Lamere                  Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation and           Room 4826
                                 Mellon Bank, N.A.                          Pittsburgh, PA  15258

Jeffrey L. Leininger             Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation and           Room 4826
                                 Mellon Bank, N.A.                          Pittsburgh, PA  15258

Ronald P. O'Hanley               Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation and           Room 4826
                                 Mellon Bank, N.A.                          Pittsburgh, PA  15258

James P. Palermo                 Vice Chairman                              One Mellon Center
                                 Mellon Financial Corporation and           Room 4826
                                 Mellon Bank, N.A.                          Pittsburgh, PA  15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

EXECUTIVE OFFICERS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

NAME                             PRINCIPAL OCCUPATION                       BUSINESS ADDRESS
----                             --------------------                       ----------------

Allan P. Woods                   Vice Chairman and Chief                    One Mellon Center
                                 Information Officer                        Room 4826
                                 Mellon Financial Corporation and           Pittsburgh, PA  15258
                                 Mellon Bank, N.A.

John T. Chesko                   Vice Chairman and Chief                    One Mellon Center
                                 Compliance Officer                         Room 4826
                                 Mellon Financial Corporation and           Pittsburgh, PA  15258
                                 Mellon Bank, N.A.

Michael A. Bryson                Chief Financial Officer                    One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 EVP and Chief Financial Officer,           Pittsburgh, PA  15258
                                 Mellon Bank, N.A.

Timothy P. Robison               Chief Risk Officer                         One Mellon Center
                                 Mellon Financial Corporation and           Room 4826
                                 Executive Vice President and Chief         Pittsburgh, PA  15258
                                 Risk Officer
                                 Mellon Bank, N.A.

Leo Y. Au                        Treasurer                                  One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 Senior Vice President, Manager,            Pittsburgh, PA  15258
                                 Corporate Treasury Group
                                 Mellon Bank, N.A.

Michael K. Hughey                Senior Vice President and Controller       One Mellon Center
                                 Mellon Financial Corporation               Room 4826
                                 Senior Vice President, Director of         Pittsburgh, PA  15258
                                 Taxes and Controller,
                                 Mellon Bank, N.A.


Each of the individuals listed above is a citizen of the United States of America. The sole stockholder of Mellon Bank, N.A. is Mellon Financial Corporation.

                                     ANNEX C
        TRANSACTIONS IN THE ISSUER'S COMMON STOCK WITHIN THE PAST 60 DAYS

         The following sales transactions were effected by Mellon Ventures between April 7, 2004, the date of the most recent filing on Schedule 13D prior to the date of this Amendment No. 3, and the hereof, in such quantities of shares of Common Stock of the Issuer, on the dates and at the sales prices indicated below. The sales transactions below were all effected pursuant to Rule 144 under the Securities Act of 1933, as amended, pursuant to broker's transactions (as such term is defined in Rule 144).


---------------------------------------------------
     Date            Shares            Price
---------------------------------------------------
   4/23/2004         609,257          $1.0000
---------------------------------------------------
   4/23/2004         64,400           $1.0100
---------------------------------------------------
   4/23/2004         259,300          $1.0300
---------------------------------------------------
   4/23/2004         86,600           $1.0400
---------------------------------------------------
   4/23/2004         777,300          $1.0500
---------------------------------------------------
   4/23/2004         51,400           $1.0600
---------------------------------------------------
   4/23/2004         51,700           $1.0700
---------------------------------------------------
   4/23/2004         47,900           $1.0800
---------------------------------------------------
   4/23/2004         31,500           $1.0900
---------------------------------------------------
   4/23/2004         304,900          $1.1000
---------------------------------------------------
   4/23/2004         200,800          $1.1100
---------------------------------------------------
   4/23/2004         99,800           $1.1200
---------------------------------------------------
   4/23/2004         50,900           $1.1300
---------------------------------------------------
    4/23/04          13,100           $1.1400
---------------------------------------------------
   4/23/2004           100            $1.1500
---------------------------------------------------
   4/23/2004         19,900           $1.1600
---------------------------------------------------
   4/23/2004           200            $1.1700
---------------------------------------------------
   4/23/2004         41,600           $1.2000
---------------------------------------------------
   4/23/2004          1,500           $1.2100
---------------------------------------------------
   4/23/2004          7,000           $1.2300
---------------------------------------------------
   4/23/2004         10,000           $1.2400
---------------------------------------------------
   4/26/2004         107,100          $1.0000
---------------------------------------------------
   4/26/2004         20,800           $1.0100
---------------------------------------------------
   4/26/2004         172,300          $1.0200
---------------------------------------------------
   4/26/2004         151,300          $1.0300
---------------------------------------------------
   4/26/2004         68,600           $1.0500
---------------------------------------------------
   4/26/2004          3,900           $1.0600
---------------------------------------------------

---------------------------------------------------
     Date            Shares            Price
---------------------------------------------------
   4/27/2004         33,200           $1.0300
---------------------------------------------------
   4/27/2004         66,800           $1.0400
---------------------------------------------------
   4/27/2004         83,500           $1.0700
---------------------------------------------------
   4/27/2004          7,900           $1.1000
---------------------------------------------------